FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc.

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

July 31, 2007

ITEM 3   News Release:

A press release was issued on August 1, 2007 via newswire.

ITEM 4   Summary of Material Change:

On July 31, 2007, JED Oil Inc. ("JED") and Caribou Resources Corp. ("Caribou") completed an arrangement whereby JED acquired all the common shares of Caribou ("Caribou Shares"). Caribou is now a wholly-owned subsidiary of JED and its name has since been changed to JED Production Inc.

ITEM 5   Full Description of Material Change:

The transaction was both a Plan of Arrangement under the Business Corporation's Act (Alberta) (the "ABCA Arrangement") and a Plan of Arrangement under the Companies' Creditors Arrangement Act

 (Canada) (the "CCAA Plan"). Under the ABCA Arrangement, JED has acquired all of the issued and outstanding Caribou Shares and the former Caribou shareholders will receive JED common shares ("JED Shares"), on the basis of one JED Share for ten Caribou Shares. The outstanding stock options and warrants to acquire Caribou Shares which were not exercised have been terminated. Approval for the ABCA Arrangement was received by the requisite majority of the holders of Caribou Shares, options and warrants held on July 30th and a Final Order approving the ABCA Arrangement was granted by the Court of Queen's Bench of Alberta. In addition, at a special meeting on July 30th, JED's shareholders approved the issuance of up to a maximum of 4 million common shares to be issued to the former Caribou shareholders. The number of issued and outstanding Caribou Shares at completion of the transactions was approximately 38.53 million shares, approximately 3.853 million of the maximum of 4 million JED Shares will be issued.

Under the CCAA Plan, creditors of Caribou ranking in priority behind the major secured creditor, whose position JED has acquired, will receive cash of approximately $345,500 plus the issuance of 5 million JED Shares. Under the CCAA Plan the secured creditors whose security ranks behind JED's will share in the net proceeds from 800,000 of the JED Shares and the unsecured creditors will share in the balance of the cash and JED Shares. Creditors of Caribou who have security that ranks ahead of JED's are not be affected by the CCAA Plan and will be paid by JED. Approvals for the CCAA Plan of Arrangement were received by the requisite majority of both the unsecured creditors and the secured creditors subordinate to JED in two creditor meetings held on June 30th and a Sanction Order approving the CCAA Arrangement was granted by the Court of Queen's Bench of Alberta. In addition, at a special meeting on July 30th, JED's shareholders approved the issuance of the 5 million common shares to be issued under the CCAA Plan. Following the issuance of up to a maximum of 9 million common shares for both arrangement transactions, JED now has approximately 23.853 million issued and outstanding common shares.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia Johnston, V.P., Legal & Corporate Affairs
(403) 335-2105

ITEM 9   Date of Report:

Dated at Calgary, Alberta on August 8, 2007.